ONE WORLD HOLDINGS, INC.
418 BRIDGE CREST BOULEVARD
HOUSTON, TEXAS  77082

November 6, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Craig E Slivka, Special Counsel

Re: One World Holdings, Inc.
Amendment No.2 to Registration Statement on Form S-1
Filed September 27, 2012
File No. 333-177992

Dear Mr. Slivka,

In response to your comment letter dated October 24, 2012, One world Holdings, Inc. (the “Company,” “One World,” “we,” and “us”) has the following responses:

Table of Contents

1.           Refer to the second paragraph following the Table of Contents. Please remove the second sentence in this paragraph and conform your disclosure to the requirements of Item 501(b)(6) of Regulation S-K.

The Company has revised its disclosures as you have requested.

Prospectus Summary, page 1

2.           In addition to highlighting your limited assets and lack of revenues, please quantify your losses to date, i.e. $1.9 million as of June 30, 2012.

The Company has revised the registration statement to add total losses incurred as of June 30, 2012.

We have a limited operating history…, page 4

3.           In the third sentence, you state you “have generated no revenues and have limited assets.”  Please expand this disclosure to state the amount of losses to date, i.e. $1.9 million as of June 30, 2012. Quantifying this amount provides useful context to the remaining disclosure under this risk factor, as well as the following one.

The Company has expanded the above referenced risk factor disclosure to include total losses as of June 30, 2012.

There is substantial doubt about our ability to continue as a going concern, page 5

4.           You state on page 5 your accounting firm “has indicated in its report on our consolidated financial statements, as of June 30, 2012, that there exists substantial doubt about our ability to continue as a going concern.” It appears your independent accountants have not issued such a report on your financial statements at and as of June 30, 2012. Please revise this disclosure accordingly.

While the Company’s June 30, 2012, interim financial statements disclose a going concern footnote in Footnote 3, the Company has updated the disclosure you reference to refer to the December 31, 2011 financial statements, as the Company’s independent auditor did not issue a “report” in connection with the June 30, 2012 financial statements.

Production and Manufacturing, page 20

5.           You have included pre-sales figures as of August 15, 2012, and state that “pre-sale proceeds will be recorded as income when the dolls are shipped to the customers.” Please explain why you have chosen to highlight the date of August 15, 2012 date, e.g., this was the last day on which a customer placed an order before filing the Prospectus. Please revise to clarify that you have not yet received cash from these pre-sales, if true, and disclose when you expect to ship these dolls to your customers.

August 15, 2012 was the date of the last order received prior to our response letter on September 27, 2012.  We have received cash for the pre-sales; however it is recorded in a current liability account labeled “Customer Deposits”.  It will be classified as revenue when the product is shipped.  The expected ship date is December 31, 2012.  The Company has revised and clarified the disclosure accordingly and updated the August 15, 2012 date to the date of the Prospectus.

Current Compensation of Directors, page 28

6.           Please revise your disclosure to provide a tabular presentation of the director compensation in accordance with the requirements of Item 402(r)(1) of Regulation S-K. With respect to compensation received by directors for their consulting services, disclosure of such consulting fees must be made as “All Other Compensation” in the director compensation table in accordance with Item 402(r)(2)(vii)(F) of Regulation S-K. In this regard, we note your disclosure with respect to Mr. Hine’s consulting agreement dated April 1, 2011.

The Company has updated its disclosures to comply with Item 402(r)(2)(vii)(F) of Regulation S-K.

Management’s Discussion and Analysis, page 33
Liquidity and Capital Resources, page 37

7.           Revise to discuss the impact on your liquidity of the cash portion of certain of your consulting agreements as disclosed on page 28.  We assume, for example, that the $11,500 cash paid monthly to Mr. Daniel is included in the $31,300 per month you have been using in your operations disclosed on page 40.

The Company has revised its disclosure to include the information requested.

Transactions with Related Persons, Promoters and Certain Control Persons, page 45

8.           Please file as exhibits to the registration statement Mr. Hine’s consulting agreement, the $33,000 promissory note issued by the company to Ms. McBride-Irby, and the $40,000 promissory note issued by the company to Mr. Bradley Melton, the son of the company’s CEO.

The Company has filed the requested exhibits with the amended filing.

9.           We note that the company issued to Mr. Melton 3,179,405 shares of common stock which you describe as “[p]urchased shares and provided business development services.” Based on your page 28 disclosure, 1,650,845 shares of common stock appeared to have been issued to Mr. Melton pursuant to the terms of his March 31, 2011 consulting agreement with the company. Please tell us when in 2011 Mr. Melton purchased the remaining 1,528,560 shares. To the extent that these shares were issued pursuant to an exemption from registration, please update your “Recent Sales of Unregistered Securities” disclosure accordingly. Please ensure that your Item 701 of Regulation S-K disclosure is consistent with your disclosure here and elsewhere in the prospectus where you discuss sales of your securities within the past three years, which were not registered under the Securities Act of 1933.

The disclosure has been revised throughout the filing to clarify that Mr. Melton received 1,528,560 shares of restricted stock as an inducement to Mr. Melton making a loan to the Company in the amount of $40,000 on March 31, 2011.

Description of Capital Stock, page 47

10.           You state “As of September 27, 2012, 63,592,849 shares of common stock are outstanding (including 4,661,800 shares which have not been physically issued to date, but which the Company plans to physically issue shortly after the date of this Prospectus) and no shares of preferred stock were issued and outstanding.” Please address the following in your amendment:

•	Break out the 4,661,800 shares by each compensation/consulting agreement as listed on pages F-15, F-17, F-35, F-36 or elsewhere.

The Company has updated the disclosure as requested.

•	Disclose how the 4,661,800 shares are considered in your loss per share calculations.

The Company has updated the disclosure to state that the shares were determined to be anti-dilutive at June 30, 2012 and December 31, 2011 and therefore are not included in the loss per share calculations.

•	Explain why, in each compensation/consulting agreement, these shares have not been physically issued as of the date of the Prospectus.

The Company made the decision to defer the issuance of these shares to a later date, but has since issued all previously unissued shares.

•	Explain whether, in each compensation/consulting agreement, the services performed in exchange for these shares had commenced and/or had been completed as of the applicable balance sheet date.

The Company has updated the disclosure as requested.

11.           It appears the equity account “Unamortized portion of stock issued for services” is related to the “Unissued common stock” account. It is not clear from your discussion on page F-15 what, exactly, the “unamortized portion of stock issued for services” represents, nor why it may appropriately be included within equity, apparently as a debit balance. Please explain.

The Company has revised Note 11 to the June 30, 2012 Unaudited Consolidated Financial Statements, as follows: “Under the consulting agreements that provide for share issuances, shares were generally issued at the inception of the agreements and there were no specified performance requirements and no provision in the agreements for return of the shares. At June 30, 2012 and December 31, 2011, compensation associated with the shares was $33,772; and $778,800. Compensation expense is calculated based on price of stock on the effective date of agreement and amortized over the period over which the services are provided to the Company. At June 30, 2012 and December 31, 2011, unamortized compensation associated with the shares was $62,806 and $243,689, reported as “unamortized portion of stock issued for services”, a contra-equity account due to it being an offset to the stock issued for services recorded on the balance sheet as a part of additional paid-in capital.”

Furthermore, the Company has revised Note 12 to the December 31, 2011 Consolidated Financial Statements, as follows: “Under the consulting agreements that provide for share issuances, shares were generally issued at the inception of the agreements and there were no specified performance requirements and no provision in the agreements for return of the shares.  At December 31, 2011, the compensation associated with the shares was $778,800. Compensation expense is calculated based on price of stock on the effective date of agreement and amortized over the period over which the services are provided to the Company. At December 31, 2011, the unamortized compensation associated with the shares was $243,689, reported as “unamortized portion of stock issued for services”, a contra-equity account due to it being an offset to the stock issued for services recorded on the balance sheet as a part of additional paid-in capital."

Selling Stockholders, page 48

12.           Please revise the number of shares listed in the “Common Stock Beneficially Owned Before Resale” column to include the shares issuable upon the conversion of the accrued and unpaid interest under the convertible debentures.

The Company has updated the disclosure as requested.

June 30, 2012 Financial Statements
(2) Summary of Significant Accounting Policies, page F-7

13.           We have read your response to comment 16 in our letter dated February 27, 2012 and the revisions made on pages F-8 and F-11. Please disclose in the footnotes the method of depreciation and the estimated useful life of your manufacturing equipment, i.e., molds.

The Company has revised Note 5 to the June 30, 2012 Unaudited Consolidated Financial Statements and Note 5 to the Consolidated December 31, 2011 Financial Statements to incorporate the following language: “Upon the start of production, the molds will be depreciated using a straight-line method over their estimated useful life of five years.”

(12) Related Party Transactions, page F-15

14.           We have read your response to comment 17 in our letter dated February 27, 2012 and the revisions made herein. Please clarify that the “legal costs” of $10,600 and $7,590 on the notes issued on July 21, 2011 and February 24, 2012, respectively, constitute the “default fee” currently accrued on your balance sheet. Please explain why there is no apparent legal cost/default fee associated with the accounts payable that were converted to notes payable in the amount of $34,000, for which you are also currently in default, as stated on page F-11 and elsewhere.

Certain of the notes, for which legal costs have been accrued, stipulate in such notes that legal fees/costs will be assessed upon the occurrence of an event of default and as such, legal costs have been accrued as a default fee in connection with such notes.  No default fee/legal costs have however been accrued on notes which do not provide specifically for such fees/costs pursuant to their terms.

The Company has revised Note 12 to the June 30, 2012 Unaudited Consolidated Financial Statements, as follows:

“On July 21, 2011, the Company assumed accounts payable to former officers and directors totaling $34,000. These accounts payable were converted to uncollateralized notes payable that bear interest of 16% per year and were due July 21, 2012. These notes are recorded on the Balance Sheet under notes payable under current liabilities.  The notes are currently in default and interest is currently expensed monthly.  Under the terms of these notes payable, there are no additional fees or costs associated with default by the Company.

On July 21, 2011, the Company received proceeds under a $20,000 short term note payable to an individual who is also a shareholder of the Company. This note is uncollateralized, and bears interest of 15% per year. The Company is currently in default on this note and is subject to legal costs of up to $10,600, which are considered a default fee under the terms of the note. As of the date of this filing, the note has not been demanded, however, the default fee is currently recorded on the balance sheet as part of accrued liabilities, and interest on the outstanding principal continues to be expensed monthly.

On February 24, 2012, the Company entered into a promissory note in the total amount of $33,000, with Stacey McBride Irby, a Director of the Company. The note has a sixty-day maturity, and bears interest of 15% per year starting on September 21, 2011. The Company is currently in default on this note and is subject to legal costs of up to $7,590, which are considered a default fee under the terms of the note. As of the date of this filing, the note has not been demanded, however, the default fee is currently recorded on the balance sheet as part of accrued liabilities, and interest on the outstanding principal continues to be expensed monthly.

As described above, certain of the notes, for which legal costs have been accrued, stipulate in such notes that legal fees/costs will be assessed upon the occurrence of an event of default and as such, legal costs have been accrued as a default fee in connection with such notes.  No default fee/legal costs have however been accrued on notes which do not provide specifically for such fees/costs pursuant to their terms.”

Furthermore, the Company has revised Note 13 to the December 31, 2011 Consolidated Financial Statements, as follows:

“On July 21, 2011, the Company received proceeds under a $20,000 short term note payable to an individual who is also a shareholder of the Company. This note is uncollateralized, and bears interest of 15% per year. The Company is currently in default on this note and is subject to legal costs of up to $10,600, which are considered a default fee under the terms of the note. As of the date of this filing, the note has not been demanded, however, the default fee is currently recorded on the balance sheet as part of accrued liabilities, and interest on the outstanding principal continues to be expensed monthly.”

The Company has also revised Note 6 to the June 30, 2012 Unaudited Consolidated Financial Statements, as follows:

“On July 21, 2011, the Company assumed accounts payable to former officers and directors totaling $34,000. These accounts payable were converted to uncollateralized notes payable that bear interest of 16% per year and were due July 21, 2012. These notes are recorded on the Balance Sheet under notes payable under current liabilities.  The notes are currently in default and interest is currently expensed monthly.  Under the terms of these notes payable, there are no additional fees or costs associated with default by the Company.”

December 31, 2011 Financial Statements
(12) Consulting Agreements, page F-35

15.           You state, “In addition, expenses incurred under the consulting agreements in the amount of $301,446 were forgiven during 2011 and are included in the consulting fees.” Please explain what you mean when you say the expenses “were forgiven”. Clarify whether shares or other consideration was issued in lieu of cash payment. Tell us when the work was done, how the expenses were “included in the consulting fees,” and describe the accounting entries made to record the original expense and the forgiveness or other resolution of the amount payable.

The Company has revised Note 12 to the December 31, 2011 Consolidated Financial Statements, to clarify the issues raised by your comment as follows:  “In addition, during the year ended December 31, 2011, some of the consultants were to receive both cash and shares of Company’s common stock in compensation for their services provided under the consulting agreements described above.  During the year ended December 31, 2011, the Company paid $52,613 of $530,446 in cash compensation and issued the entire 6,305,310 shares of common stock valued at $165,000, based on price of stock on the effective date of agreements, owed under the terms of these agreements. Service providers waived their right to collect the unpaid cash compensation under consulting service agreements amounting to a total of $301,446.  No other compensation has been paid or accrued in consideration for the amounts due.  As a result, the consulting fees expense for the year ending December 31, 2011 and from inception, October 1, 2010 to December 31, 2011 includes a net zero effect of $301,446 expense and $301,446 obligation forgiveness as described above.”

These services were provided between January 1, 2011 and June 30, 2012.  Because the transaction has a net zero effect, no adjusting general ledger entries were made for the transaction.

Exhibit 5.1 Form of Opinion and Consent of The Loev Law Firm, PC

16.           Please have counsel revise the third paragraph of its opinion to also state that the Shares will be legally issued.  For guidance, please refer to Section II.B.1.a of Legal Staff Bulletin No.19, dated October 14, 2011.

Our counsel has revised its legal opinion as you have requested.

Yours very truly,

/s/ Corinda Joanne Melton
President